Lesa May

Accounting

Greater Salt Lake City Area

Message ···

WhiteClouds

Weber State University

See contact info

194 connections

I am an accountant with 20 plus years of accounting and management experience. I have a BS degree in accounting. I have set-up over 20 new companies in accounting software such as QuickBooks and Jonas to increase the efficiency and accuracy of the accounting information.

Experience

Controller

WhiteClouds

Jul 2015 – Present • 3 yrs 1 mo

Controller

Nordic Valley and Wolf Mountain

Jun 2005 – Mar 2015 • 9 yrs 10 mos

Eden, UT

Controlled all accounting and finance functions including accounts receivable, account collections, accounts payable, payroll, employee files, human resources, quarterly payroll taxes, sales taxes, monthly financial statements, daily cash management and year-end financials and adjustments. Maintained and set-up all point of sale systems.
Monitored and managed the company's cash flow by reconciling daily sales receipts, deposits and monthly bank reconciliation statements.
Managed relationships, maintained records and communications with financial institutions, liability insurance firms, and health insurance companies.
Developed a budget for all departments of the company and reported monthly to the owners the actual income and expenses verses the budgeted income and expenses and reasons for any variation.
Effectively solved customer, member, and employee complaints, concerns, and problems on a daily basis.

Wolf Creek Golf Course

Controller

Wolf Creek Golf Course

Apr 1997 – Dec 2014 • 17 yrs 9 mos

Controlled all accounting and finance functions including accounts receivable, account collections, accounts payable, payroll, employee files, human resources, quarterly payroll taxes, sales taxes, monthly financial statements, daily cash management and year-end financials and adjustments. Maintained and set-up all point of sale systems.
Monitored and managed the company's cash flow by reconciling daily sales receipts, deposits and monthly bank reconciliation statements.
Managed relationships, maintained records and communications with financial institutions, liability insurance firms, and health insurance companies.

Developed a budget for all departments of the company and reported monthly to the owners the actual income and expenses verses the budgeted income and expenses and reasons for any variation.
Effectively solved customer, member, and employee complaints, concerns, and problems on a daily basis.

Delta Air Lines

Reservations Receptionist
Delta Air Lines
Jan 1996 – Apr 1997 • 1 yr 4 mos
Ogden, Utah

Safeway

Various Positions
Safeway
Jun 1990 – Sep 1995 • 5 yrs 4 mos
Lovelock, Nevada

Non-Foods Manager
Food Clerk/Produce Clerk
Courtesy Clerk/Facer

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Education

Weber State University

Weber State University
Bachelor of Science, Accounting
1995 – 1998

Ricks College

Ricks College
Associates Degree, Physical Education
1992 – 1994

Skills & Endorsements

Team Building · 9
Endorsed by **2 of Lesa's colleagues at Wolf Creek Utah**

Business Strategy · 7
Joli Porter and 6 connections have given endorsements for this skill

Business Planning · 6
Joli Porter and 5 connections have given endorsements for this skill

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